Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

     We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 16, 2005, relating to the consolidated financial statements and financial statement schedules of FirstCity Financial Corporation, which appears in FirstCity Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004. Our report refers to a change in presentation of preferred stock in accordance with Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and early adoption of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, as discussed in Note 1 to the consolidated financial statements.

/s/ KPMG LLP

Dallas, Texas
May 12, 2005